Exhibit (a)(5)(B)
PRESS RELEASE
FOR IMMEDIATE RELEASE
Willbros Announces Expiration and Results of Put Option for 2.75% Convertible Senior Notes Due 2024
HOUSTON, TX, MARCH 14, 2011 — Willbros Group, Inc. (NYSE: WG) announced today the expiration and results of the option of holders of the 2.75% Convertible Senior Notes due 2024 (the “Notes”) to require Willbros to purchase, on March 15, 2011, all or a portion of such holders’ Notes (the “Put Option”) at a purchase price in cash equal to 100 percent of the principal amount of the Notes plus any accrued and unpaid interest, to, but not including, March 15, 2011. The Put Option expired at 5:00 p.m., New York City time, on March 11, 2011.
Based on the information received from BOKF, NA dba Bank of Texas, as paying agent for the Put Option, Notes with an aggregate principal amount of $59,357,000 were validly surrendered for purchase pursuant to the Put Option and not withdrawn. After the purchase of the Notes pursuant to the Put Option, none of the Notes will remain outstanding.
This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.
Willbros Group, Inc. is an independent contractor serving the oil, gas, power, refining and petrochemical industries, providing engineering, construction, turnaround, maintenance, life cycle extension services and facilities development and operations services to industry and government entities worldwide.
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WILLBROS		1 of 1 CONTACT:
	Michael W. Collier Vice President Investor Relations Sales & Marketing Willbros 713-403-8038	Connie Dever Director Strategic Planning Willbros 713-403-8035